UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 5)*

HUDSON CITY BANCORP, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

443683107

(CUSIP Number)

December 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443683107	SCHEDULE 13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS:
Employee Stock Ownership Plan Trust of Hudson City Savings Bank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson City Bancorp, Inc. incorporated in Delaware Employee Stock Ownership Plan Trust organized in New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 40,447,935
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 40,447,935
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,447,935

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% of 526,718,310 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2010.

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No. 443683107	SCHEDULE 13G/A	Page 3 of 6 Pages

Statement for Schedule 13G/A

This Amendment No. 5 to Schedule 13G provides information concerning shares of the common stock, par value $0.01 per share, (“Common Stock”) of Hudson City Bancorp, Inc., a Delaware corporation (“Company”); these shares are beneficially owned by the Employee Stock Ownership Plan Trust of Hudson City Savings Bank (“ESOP Trust”) under the terms of the Hudson City Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”).  The ESOP Trust is held in trust by a trustee, GreatBanc Trust Company (“Trustee”).

This Amendment No. 5 amends the initial statement that the ESOP Trust filed on Schedule 13G with the Securities and Exchange Commission on February 14, 2006, as amended by Amendment No. 1, filed on February 13, 2007; Amendment No. 2, filed on January 29, 2008; Amendment No. 3, filed on February 11, 2009 and Amendment No. 4, filed on February 10, 2010.

Item 1(a).	Name of Issuer:

Hudson City Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

West 80 Century Road
Paramus, New Jersey 07652

Item 2(a).	Name of Person Filing:

Employee Stock Ownership Plan Trust of Hudson City Savings Bank

Trustee:  GreatBanc Trust Company

Item 2(b).	Address or Principal Business Office, or, if none, Residence:

ESOP:	Hudson City Savings Bank
West 80 Century Road
Paramus, New Jersey  07652

Trustee:	801 Warrenville Road, Suite 500
Lisle, Illinois 60532

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

CUSIP No. 443683107	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 2(e).	CUSIP Number:

443683107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership.

The ESOP Trust provides the following information with respect to the ESOP Trust’s ownership of Common Stock of the Company as of December 31, 2010.  None of the shares set forth below constitute shares the beneficial ownership of which the ESOP Trust had the right to acquire within 60 days following such date.

(a) Amount beneficially owned	40,447,935
(b) Percent of class	7.7%
(c) Number of shares as to which such person has:
(i)Sole power to vote or to direct the vote	0
(ii)Shared power to vote or to direct the vote	40,447,935
(iii)Sole power to dispose or to direct disposition of	0
(iv)Shared power to dispose or to direct disposition of	40,447,935

The ESOP Trust forms part of the ESOP, an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their designated beneficiaries.  The Company’s Human Resources Committee (“Committee”) administers the ESOP, and the ESOP’s assets are held in trust by the Trustee in the ESOP Trust.

On December 31, 2010, the ESOP Trust owned 40,447,935 shares of the Company's common stock, of which 7,733,657 shares had been allocated to individual accounts established for participating employees and their designated beneficiaries, and 32,714,278 shares were held, unallocated, for allocation in future years.

The ESOP Trust, acting through the Trustee, has shared power to direct the disposition of the ESOP Trust's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer (in which trust participants have dispositive power), but has voting power only in limited circumstances. Participating employees direct the voting of unallocated shares and shares allocated to their individual accounts, except in certain limited circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

CUSIP No. 443683107	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

On December 31, 2010, participating employees and their designated beneficiaries had some rights to receive dividends from the share of the 7,733,657 shares of Common Stock that was allocated to their accounts under the ESOP as of that date.  Dividends in the form of stock are credited back to the originating account.  Dividends in the form of cash are, at the direction of the Company, either credited back to the originating account, distributed to the account holder, or used to pay outstanding indebtedness incurred by the ESOP to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 443683107	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2011
(Date)

EMPLOYEE STOCK OWNERSHIP PLAN TRUST OF
HUDSON CITY SAVINGS BANK

by GREATBANC TRUST COMPANY, TRUSTEE

/s/ Patrick J. De Craene
Name: Patrick J. De Craene Title: Vice President